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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

English Language Learning & Instruction System, Inc.

(Name of Issuer)

Common Stock, $.00001 par value per share

(Title of Class of Securities)

29326P100

(CUSIP Number)

Donald W. Hughes
Camden Partners Holdings, LLC
One South Street, Suite 2150, Baltimore, MD 21202
(410) 895-3848

copies to John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street, Baltimore, MD 21202
(410) 986-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard M. Berkeley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard M. Johnston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic Fund II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic Fund II-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29326P100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,666,658

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) OO

Items 2-5 of this Schedule 13D Amendment No. 2 (“Amendment No. 2”) are amendments to the Schedule 13D filed October 1, 2001 (the “Original 13D”) and the Schedule 13D Amendment No. 1 filed June 3, 2002 (“Amendment No. 1”) filed on behalf of Camden Partners Strategic Fund II-A, L.P. (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P. (“CPS Fund II-B”), Camden Partners Strategic II, LLC (“CPS II”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”), George Stelljes, III (“Stelljes”), and David L. Warnock (“Warnock”). Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D and Amendment No. 1.

Item 2.	Identity and Background

     This statement reports that Richard M. Berkeley (“Berkeley”) became a managing member of CPS II after Amendment No.1 and prior to January 27, 2005 and therefore one of the “Reporting Persons” as such term is defined. Each reference to the individual Reporting Persons in the Original 13D and Amendment No. 1 shall be amended to include Berkeley.

Item 3:	Source and Amount of Funds or other Consideration Item 3 is amended by adding the following:

     On April 21, 2004 CPS Fund II-A and CPS Fund II-B acquired 5% Senior Convertible Notes in original principal amounts of $94,400 and $5,600 from the Issuer (the “Notes”). By their terms, the Notes were convertible at the holders’ option into the Issuer’s Common Stock at the offering price for future securities offerings by the Issuer under certain conditions. The Notes had an expiration date of January 31, 2005.

     On August 27, 2004 the Issuer filed a registration statement covering (i) subscription rights to purchase new shares of the Issuer’s Common Stock at a price of $0.15 per share in a rights offering being offered to all record and beneficial holders of the Issuer’s Common Stock and (ii) up to 15,439,746 new shares of the Issuer’s Common Stock for sale to the Issuer’s existing record and beneficial owners of our Common Stock participating in such rights offering (such registration statement and the post-effective amendment thereto incorporated by reference herein as Exhibits 5 and 6, respectively).

     On January 27, 2005 the Issuer closed the rights offering and sold 4,032,233 new shares of Common Stock at a per share price of $0.15 (the “Offering”) as reported by the Issuer on Form 8-K (incorporated by reference herein as Exhibit 7). CPS Fund II-A and CPS Fund II-B participated in the rights offering and purchased 3,618,667 and 214,666 shares of the Issuer’s Common Stock , respectively. CPS Fund II-A invested $542,800.05 to purchase 3,618,667 shares of the Issuer’s Common Stock and CPS Fund II-B invested $32,199.90 to purchase 214,666 shares of the Issuer’s Common Stock.

     As a result of the issuance of new shares pursuant to the Offering, the conversion ratio for each of the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock held by CPS Fund II-A and CPS Fund II-B was adjusted in accordance with its respective antidilution terms such that each share of Series A Convertible Preferred Stock and each share of the Series B Preferred Stock is now convertible into 20 and 11.67 shares of the Issuer’s Common Stock, respectively, based on a conversion price per share equal to the Offering price of $0.15 per share of Common Stock.

     On January 28, 2005 the Issuer repaid all amounts outstanding under the Notes held by CPS Fund II-A and CPS Fund II-B (the “Note Repayment”) using proceeds from the Offering. Gross proceeds paid to CPS Fund II-A and CPS Fund II-B for the Notes were $98,046.68 and $5,816.33, respectively, for principal and interest.

Item 4.	Purpose of Transaction Item 4 is amended and restated in its entirety as follows:

     As a result of the Offering, CPS Fund II-A and CPS Fund II-B collectively have a controlling interest in the Issuer and therefore CPS Fund II-A and CPS Fund II-B are evaluating a range of different plans and options including actions that could result in:

     (a) acquisition(s) by any person of additional securities of the Issuer, or disposition(s) of securities of the Issuer;

     (b) extraordinary corporate transaction(s), such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) sale(s) or transfer(s) of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) change(s) in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) material change(s) in the present capitalization or the dividend policy of the Issuer;

     (f) material change(s) in the Issuer’s business or corporate structure;

     (g) change(s) in the Issuer’s charter, bylaws or instruments corresponding thereto or other action(s) which may impede the acquisition of control of the issuer by any person;

     (h) a termination of registration of the Issuer’s Common Stock under Section 12 of the Securities Exchange Act of 1934; or

     (i) none of the foregoing.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of Amendment No. 1 is amended and restated in its entirety as follows:

     (a) CPS II-A is the direct beneficial owner of (A) 4,090,667 shares of the Issuer’s Common Stock; (B) 708,000 shares of the Issuer’s Series A Convertible Preferred Stock, which shares are collectively convertible into 14,160,000 shares of the Issuer’s Common Stock; and (C) 674,285 shares of the Issuer’s Series B Convertible Preferred Stock, which shares are collectively convertible into 7,866,658 shares of the Issuer’s Common Stock.

     CPS II-B is the direct beneficial owner of (A) 242,666 shares of the Issuer’s Common Stock; (B) 42,000 shares of the Issuer’s Series A Convertible Preferred Stock, which shares are collectively convertible into 840,000 shares of the Issuer’s Common Stock; and (C) 40,000 shares of the Issuer’s Series B Convertible Preferred Stock, which shares are collectively convertible into 466,667 shares of the Issuer’s Common Stock.

     Each of the Reporting Persons may be deemed to beneficially own 64.6% of the Issuer’s Common Stock, which percentage is calculated upon (1) 15,439,746 shares of the Issuer’s Common Stock reported as outstanding by the Issuer on November 12, 2004, including the number of such shares held by CPS II-A and CPS II-B, (2) 4,032,233 shares of the Issuer’s Common Stock reported as sold in the Offering on January 31, 2004, including the number of such shares purchased by CPS II-A and CPS II-B, (3) the number of shares of Common Stock into which the Series A Preferred and Series B Preferred held by CPS II-A and CPS II-B could convert as of the date hereof (23,333,325 shares of the Issuer’s Common Stock).

Item 5(a) paragraph 4 of the Original 13D is amended and restated in its entirety as follows:

     Pursuant to limited partnership agreements of CPS II-A and CPS II-B, each dated July 31, 2000, the partners agreed that any securities that are acquired by both CPS II-A and CPS II-B shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

Item 5(b) of Amendment No. 1 is amended to replace “2,249,999” with “27,666,658” in each subpart thereof.

     CPS II-A and CPS II-B each disclaims beneficial ownership of the Issuer’s securities owned by the other. Each of CPS II, Berkeley, Johnston, Hughes and Warnock disclaims beneficial ownership of the Issuer’s securities owned by CPS II-A or CPS II-B, except to the extent of its or his pecuniary interest therein.

Item 7.	Material to Be Filed as Exhibits

     Exhibit 1 — Agreement regarding joint filing of Schedule 13D Amendment No. 2.

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference)

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 5 — Form SB-2 Registration Statement (incorporated by reference to Issuer’s filing thereof on August 27, 2004).

     Exhibit 6 — Form SB-2/A Pre-Effective Amendment No. 1 (incorporated by reference to Issuer’s filing thereof on November 12, 2004).

     Exhibit 7 — Form 8-K (incorporated by reference to Issuer’s filing thereof on January 31, 2004).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

Camden Partners Strategic Fund II-A, L.P.
By:	Camden Partners Strategic II, its general partner

/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Fund II-B, L.P.

By:	Camden Partners Strategic II, its general partner

/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

Richard M. Berkeley
/s/ Donald W. Hughes, Attorney-In-Fact

Richard M. Johnston
/s/ Donald W. Hughes, Attorney-In-Fact

David L. Warnock
/s/ Donald W. Hughes, Attorney-In-Fact

Donald W. Hughes
/s/ Donald W. Hughes